Exhibit 99.6

Copyright © 2024 BetaNXT, Inc. or its affiliates. All Rights Reserved styleIPC Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 12:00 P.M. (New York Time) on January 8, 2025) The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such Receipt of MINISO Group Holding Limited registered in the name of the undersigned on the books of the Depositary as of the close of business December 6, 2024 at the Extraordinary General Meeting of the Shareholders of MINISO Group Holding Limited to be held at Flats B-D, 35/F, Plaza 88, 88 Yeung UK Road, Tsuen Wan, the New Territories, Hong Kong on January 17, 2025 at 11:00 A.M. (Local Time). NOTE: 1. Please direct the Depositary how it is to vote by marking an X in the appropriate box opposite the resolution. It is understood that, if this form is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company. 2. It is understood that, if this form is not signed and returned, the Depositary will deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company. MINISO Group Holding Limited PLEASE BE SURE TO SIGN AND DATE THIS PROXY CARD AND MARK ON THE REVERSE SIDE MINISO Group Holding Limited Extraordinary General Meeting of Shareholders For Shareholders of record as of December 6, 2024 Friday, January 17, 2025 11:00 AM, Local Time P.O. BOX 8016, CARY, NC 27512-9903 Mail: • Mark, sign and date your Proxy Card • Fold and return your Proxy Card in the postage-paid envelope provided YOUR VOTE IS IMPORTANT! PLEASE VOTE BY: 12:00 P.M. (New York Time) January 8, 2025. Have your ballot ready and please use one of the methods below for easy voting: Your vote matters! Your control number Have the 12 digit control number located in the box above available when you access the website and follow the instructions.

MINISO Group Holding Limited Extraordinary General Meeting of Please make your marks like this: PROPOSAL YOUR VOTE FOR AGAINST ABSTAIN 1. As an ordinary resolution, the Dairy Farm Share Purchase Agreement (as defined in the circular dated November 22, 2024 despatched to the shareholders of the Company (the "Circular"), a copy of which has been produced to the EGM marked "A" and signed by the chairman of the EGM for the purpose of identification) and the transactions contemplated thereunder be and are hereby approved, confirmed and ratified; #P1# #P1# #P1# 2. As an ordinary resolution, the Jingdong Share Purchase Agreement (as defined in the Circular, a copy of which has been produced to the EGM marked "B" and signed by the chairman of the EGM for the purpose of identification, together with the Dairy Farm Share Purchase Agreement, the "Share Purchase Agreements"), and the transactions contemplated thereunder be and are hereby approved, confirmed and ratified; and #P2# #P2# #P2# 3. As an ordinary resolution, any one of the directors of the Company be and is hereby authorized to do all such acts and things incidental to the Share Purchase Agreements as he/she considers necessary, desirable, or expedient in connection with the implementation of or giving effect to the Share Purchase Agreements and the transactions contemplated thereunder. #P3# #P3# #P3# Proposal_Page - VIFL Authorized Signatures - Must be completed for your instructions to be executed. Please sign exactly as your name(s) appears on your account. If held in joint tenancy, all persons should sign. Trustees, administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the Proxy/Vote Form. Signature (and Title if applicable) Date Signature (if held jointly) Date